Exhibit 99.2

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (the “Company”), which comprise the separate statements of financial position as at December 31, 2014 and 2013, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies use and the reasonableness of accounting estimates mad by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2014 and 2013 and its separate financial performance and its spate cash flows for the years the ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The accompanying separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2015

This report is effective as of March 6, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won, except share data)	Note	2014		2013

Assets
Cash and due from banks	9, 37	￦	374,298	455,025
Trading financial assets	10		593,047	543,093
Derivative assets	11		219	2,377
Loans and receivables, net	12		19,799,259	18,950,111
Available-for-sale financial assets	13		522,512	608,840
Property and equipment, net	14		101,091	122,071
Intangible assets	15		58,717	72,564
Investments in associates	16		215	—
Deferred tax assets	36		143,138	118,117
Other assets	17		624,914	778,415

Total assets		￦	22,217,410	21,650,613

Liabilities
Derivative liabilities	11	￦	13,821	3,447
Borrowings	18		3,149,269	3,465,808
Debentures, net	19		9,340,002	8,675,366
Liability for defined benefit obligations	20		10,411	2,480
Current tax liabilities	36		112,765	92,667
Provisions	21		366,161	371,287
Other liabilities	22		3,082,687	2,935,093

Total liabilities			16,075,116	15,546,148

Equity
Common stock of ￦5,000 par value	24		626,847	626,847
Authorized - 2,000,000,000 shares
Issued and outstanding -125,369,403 shares in 2014 and 2013
Capital surplus	24		860,592	860,592
Capital adjustments	24		(154)	(175)
Accumulated other comprehensive income	24		331,606	404,909
Retained earnings	24,25		4,323,403	4,212,292

Total equity			6,142,294	6,104,465

Total liabilities and equity		￦	22,217,410	21,650,613

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Note	2014		2013

Interest income		￦	1,855,544	1,930,323
Interest expense			(492,123)	(550,357)

Net interest income	29		1,363,421	1,379,966

Fee and commission income			2,300,321	2,246,641
Fee and commission expense			(2,043,042)	(2,079,875)

Net fee and commission income	30		257,279	166,766

Dividend income	31		30,613	34,129
Net trading income	10		11,236	15,630
Net gain on derivatives	11		—	4,631
Net gain on foreign currency transactions	7		21,596	12,522
Net gain on sale of available-for-sale financial assets	13		157,326	128,744
Net impairment loss on financial assets	32		(407,010)	(348,689)
General administrative expenses	33		(708,218)	(710,949)
Other operating income, net	34		97,962	174,630

Operating income			824,205	857,380

Non-operating loss, net	35		(2,164)	(6,578)

Profit before income tax			822,041	850,802

Income tax expense	36		(186,886)	(192,728)

Profit for the year			635,155	658,074

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss:
Remeasurement of the net defined benefit obligations	20, 24		(5,058)	3,255

Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	13, 24		(58,746)	107,097
Net changes in the unrealized fair value of cash flow hedges	11, 24		(9,499)	1,939

Other comprehensive income (loss) for the year, net of tax			(73,303)	112,291

Total comprehensive income for the year		￦	561,852	770,365

Earnings per share
Basic and diluted earnings per share (in won)	27	￦	5,066	5,249

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	2013
(In millions of won)	Common stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total equity

Balance at January 1, 2013	￦	626,847	860,592	583	292,618	3,954,271	5,734,911
Dividends		—	—	—	—	(400,053)	(400,053)
Retained earnings after appropriation		—	—	—	—	3,554,218	3,554,218
Profit for the year		—	—	—	—	658,074	658,074
Remeasurement of the net defined benefit obligations		—	—	—	3,255	—	3,255
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	107,097	—	107,097
Net changes in the unrealized fair value of cash flow hedges		—	—	—	1,939	—	1,939
Share-based payment transactions		—	—	(758)	—	—	(758)

Balance at December 31, 2013	￦	626,847	860,592	(175)	404,909	4,212,292	6,104,465

	2014
(In millions of won)	Common stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total equity

Balance at January 1, 2014	￦	626,847	860,592	(175)	404,909	4,212,292	6,104,465
Dividends		—	—	—	—	(524,044)	(524,044)
Retained earnings after appropriation		—	—	—	—	3,688,248	3,688,248
Profit for the year		—	—	—	—	635,155	635,155
Remeasurement of the net defined benefit obligations		—	—	—	(5,058)	—	(5,058)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	(58,746)	—	(58,746)
Net changes in the unrealized fair value of cash flow hedges		—	—	—	(9,499)	—	(9,499)
Share-based payment transactions		—	—	21	—	—	21

Balance at December 31, 2014	￦	626,847	860,592	(154)	331,606	4,323,403	6,142,294

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013
Cash flows from operating activities
Profit before income tax	￦	822,041	850,802
Adjustments for:
Interest income		(1,855,544)	(1,930,323)
Interest expense		492,123	550,357
Dividend income		(30,613)	(34,129)
Fee and commission income		(233,221)	(226,685)
Fee and commission expense		155,125	185,281
Net gain on valuation of trading financial assets		(47)	(93)
Net gain on valuation and transaction of derivatives		—	(4,631)
Net loss on foreign currency transaction		—	4,631
Net gain on sales of available-for-sale financial assets		(157,326)	(128,744)
Bad debt expenses		420,305	361,532
Reversal of allowance for unused loan commitments		(2,406)	(9,903)
Reversal of impairment loss on available-for-sale financial assets		(13,295)	(12,843)
General administrative expenses		81,860	78,046
Non-operating expenses, net		3,393	1,120

		(1,139,646)	(1,166,384)

Changes in assets and liabilities:
Trading financial assets		(49,907)	(140,530)
Loans and receivables, net		(1,223,498)	651,282
Other assets		83,762	(64,782)
Liability for defined benefit obligations		(16,273)	(27,372)
Provisions		(57,726)	(77,008)
Other liabilities		434,300	20,751

		(829,342)	362,341

Income taxes paid		(168,413)	(183,385)
Interest received		1,700,696	1,766,957
Interest paid		(497,468)	(537,969)
Dividend paid		30,613	34,129

Net cash provided by (used in) operating activities		(81,519)	1,126,491

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		￦	179,447	159,992
Proceeds from disposal of property and equipment			89	76
Acquisition of property and equipment			(16,064)	(34,969)
Proceeds from disposal of intangible assets			2,509	—
Acquisition of intangible assets			(11,377)	(12,342)
Decrease in guarantee deposits			17,762	10,980
Increase in guarantee deposits			(4,781)	(9,086)
Acquisition of investments in associates			(215)	—

Net cash provided by investing activities			167,370	114,651

Cash flows from financing activities
Proceeds from call money			—	50,000
Repayments of call money			(50,000)	—
Proceeds from borrowings			826,348	432,861
Repayments of borrowings			(1,075,735)	(705,020)
Proceeds from debentures			2,467,633	2,282,819
Repayments of debentures			(1,810,780)	(2,839,448)
Cash outflows from cash flow hedges			—	(779)
Dividends paid			(524,044)	(400,053)

Net cash used in financing activities			(166,578)	(1,179,620)

Net increase (decrease) in cash and cash equivalents			(80,727)	61,522
Cash and cash equivalents at beginning of year			454,550	393,028

Cash and cash equivalents at end of year	37	￦	373,823	454,550

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

1.	Reporting Entity

The Company was incorporated on December 17, 1985. The address of the Company’s registered office is 1Ga Chungmu-Ro, Jung-Gu, Seoul. The Company provides credit card services, factoring, installment financing and lease financing under the Credit Specialized Financial Business Act.

As of December 31, 2014 the Company has approximately 22 million personal credit card holders, 1.56 million merchants in its network and 33 branch offices. The Company’s outstanding common shares amount to ￦626,847 million and the Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.	Basis of Preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed under article 13 of the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 4, 2015, which will be submitted for approval to the shareholder’s meeting to be held on March 26, 2015.

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	trading financial assets are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•	liabilities for cash-settled share-based payment arrangements are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

2.	Basis of Preparation, Continued

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which are the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(c)	Use of estimates and judgements

In conformity with K-IFRS, The preparation of the separate financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates at the end of reporting period.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in note 5.

(d)	Changes in accounting policies

The accounting policies of the Company have been applied consistently to all periods presented in these separate financial statements except for the following amendments to standards and new interpretation with a date of initial application of January 1, 2014. The nature of the changes are explained below.

(i)	K-IFRS No. 1032, Financial Instruments : Presentation

The company has applied the amendments to K-IFRS No. 1032, Financial Instruments: Presentation since January 1, 2014. The amendments require a financial asset and a financial liability shall be offset and net amount presented in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amount and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

A legal enforceable right means that the right to set-off should not be contingent on a future event, and legally enforceable in the normal course of business, and in the event of default, in the event of insolvency or bankruptcy of the entity and all of the counterparties.

To meet the net settlement criterion, an entity should settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement. This will occur if, and only if, the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle. There is no impact on the Company’s separate financial statements upon adoption of the amendments.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

2.	Basis of Preparation, Continued

(d)	Changes in accounting policies, continued

(ii)	K-IFRS No. 2121, Levies

The Company adopted K-IFRS No. 2121, Levies since January 1, 2014. The interpretation defines that the obligation event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligation event occurs over a period time and if an obligation to pay a levy is triggered when a minimum threshold is reached, the corresponding liability is recognized when that minimum activity threshold is reached. The adoption of the interpretation had no material impact on the company’s separate financial statements.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for the changes in accounting policies as explained in Note 2.

(a)	Investments in associates and subsidiaries in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applied the cost method to investments in associates and subsidiaries, at cost.

Dividend from investments in associates and subsidiaries is recognized when the right to receive the dividend is authorized.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(c)	Non-derivative financial assets

Non-derivative financial assets are classified into financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial assets are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company measures a Non-derivative financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity investments

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value. However, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives which are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

In transactions in which the Company neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Company continues to recognize the asset and the relevant liability to the extent of its continuing involvement in the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(d)	Derivative financial assets

Derivatives are recognized initially at fair value on trade date. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i)	Hedge accounting

The Company holds derivative financial instruments such as interest rate swaps and currency swaps to hedge its foreign currency and interest rate risk exposures. The Company designates certain derivatives as hedging instruments for the purpose of hedging the exposure to changes in fair value of recognized assets or liabilities or unrecognized firm commitments (fair value hedge) and the exposure to variability in cash flows that is attributable to a risk associated with changes in foreign exchange rates of highly probable forecast transactions or firm commitments (cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss together with changes in the fair value of the hedged items that are attributable to the hedged risk in the same line item in the separate statement of comprehensive income as the hedged item.

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued, prospectively. Any adjustment to the hedged item is amortized to profit or loss from the discontinuance.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income.

The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued, prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(d)	Derivative financial assets, continued

ii)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for as a stand-alone derivatives if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized in profit or loss.

iii)	Other derivatives

Except for effective hedge derivatives as measurement of hedge, all derivatives have to be estimated in fair value. Valuation profit and loss from difference between fair values are recognized as profit or loss of this term.

(e)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm’s length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the company and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(f)	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss, is impaired. A financial asset is impaired if objective evidence indicates that loss events have occurred after the initial recognition of the asset, and that they had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, a financial asset is not impaired by the expected future loss event.

Objective evidence that financial assets are impaired includes the following loss events:

•	Significant financial difficulty of the borrower or issuer

•	Default or delinquency in interest or principal payments

•	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider

•	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization

•	The disappearance of an active market for a security

•	Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

In addition to the types of events above, objective evidence of impairment for an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value of an equity instrument below its cost. If there is objective evidence of impairment, the impairment losses measured by the following financial asset categories are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(f)	Impairment of financial assets, continued

Loans and receivables

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

The impairment loss of loans and receivables measured at amortized cost which is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

(i)	Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Company’s executive about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)	Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method. In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, portfolio size, loss emergency period, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

Financial assets carried at cost

The amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(f)	Impairment of financial assets, continued

Held-to-maturity financial assets

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. The impairment losses of held-to-maturity financial assets and available-for-sale financial assets are recognized by reducing the carrying amount directly. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The impairment losses on held-to-maturity financial assets are reduced from the carrying amount directly.

(g)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After first recognition, property and equipment are recognized as book value, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of plant and equipment are recognized in other operating income.

The estimated useful lives and depreciation methods are as follows.

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(h)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other	5 years or less

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. The change is accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(i)	Leases

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance lease

A finance lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including unguaranteed residual value, if any. The difference between the finance lease receivable and the book value of the underlying asset is recorded as gain (loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of finance lease receivable and interest income, determined using the effective interest rate. The Company also recognizes initial direct costs incurred in negotiating and arranging a finance lease, included as part of net investment, and those costs are expensed as an adjustment to revenue over the lease term.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(i)	Leases, continued

Operating lease

For an operating lease, revenue is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Company. The Company also recognizes initial direct costs incurred in negotiating and arranging an operating lease, as a separated asset. The depreciation for leased assets is consistent with the Company’s depreciation for similar assets.

(j)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets related to employee benefit and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

(k)	Non-derivative financial liabilities

Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of a financial liability. Financial liabilities are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities

The financial liabilities that are not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at fair value less transaction costs that are directly attributable to the issuance upon initial recognition. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

The Company removes a financial liability from its separate statement of financial position only when it is extinguished – i.e. when its contractual obligations are discharged, cancelled or expired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(l)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are expected to be settled beyond 12 months after the end of the annual reporting period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(iv)	Retirement benefits: defined benefit plans, continued

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

The Company recognized provisions with regard to litigation, customer loyalty programme and unused credit commitments for credit purchases and cash advances. Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default. And, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(n)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(o)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(p)	Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(p)	Share-based payment transactions, continued

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.

Share-based payment arrangements in which the Company has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q)	Interest and fee income recognition

The Company recognizes interest and fee income from cardholders and merchants on an accrual basis. However, the Company recognizes service charges and interest income from delinquent cardholders on a cash basis. Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan. The amortization of deferred fee is recognized as operating revenue by the effective interest rate method.

(r)	Customer loyalty programmes

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Company provides awards, in the form of price discounts and by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Company has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(s)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(t)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the separate profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the separate corporate tax system. Separate corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period. The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

3.	Significant Accounting Policies, Continued

(t)	Income taxes, continued

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(u)	Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(v)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2014, and the Company has not early adopted them.

Management believes the impact of the amendments on the Company’s separate financial statements is not significant.

(i)	K-IFRS No. 1019, Employee Benefits – Employee contributions

Amendments to K-IFRS No. 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

(ii)	K-IFRS No. 1027, Separate Financial Statements

Amendments to K-IFRS No. 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

4.	Financial Risk Management

(a)	General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(i)	Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee’s determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii)	Risk management process

The Company measures credit risk, market risk, interest rate risk and liquidity risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Company manages total risk limits, risk limits for each type of risk and risk limits by business segment, product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the holding company, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. And in case of risk limits by business segment product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

4.	Financial Risk Management, Continued

(a)	General information of risk management, continued

(iii)	Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyze the cause, and prepare and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / business segment / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

It is critical for the Company to enhance proactive forecasting abilities for short-term delinquency indicators since the asset turnover period is short in the credit card business. The Company operates a roll-rate based forecasting model for short-term delinquency by reflecting seasonal effects.

The Company continuously develops for a forecasting model which is more accurate and predictive.

(iv)	Enterprise crisis management system

Enterprise crisis management consists of such items as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which is determined by a scoring system based on internal and external indicators.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the year ended December 31, 2014 and 2013

4.	Financial Risk Management, Continued

(a)	General information of risk management, continued

(iv)	Enterprise crisis management system, continued

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Company has Risk Management Council, Crisis Management Council headed by the CEO, and Group Crisis Management Council, headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

(v)	Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Credit-specialized Financial Business. If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from credit bureaus, and personal information in the application form. The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and credit bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)	Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System), BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes all the transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process. Contingency plans for when credit risks approach specified limits are prepared in advance.

(i)	Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk. Exposure to credit risk of the Company as of December 31, 2014 and 2013 are as follows. Cash held by the Company is excluded.

	2014		2013
Due from banks and loans and receivables(*)
Bank	￦	377,537	457,727
Household		18,535,638	17,761,541
Credit sales		10,228,767	9,839,308
Cash advances		2,072,606	2,221,865
Card loans		4,032,411	3,860,531
Installment finance and others		2,201,854	1,839,837
Government/Public institution/the Bank of Korea		139,434	137,703
Corporate		1,120,948	1,048,165

		20,173,557	19,405,136

Available-for-sale financial assets
Debt securities		1,879	2,068

		20,175,436	19,407,204

Derivative financial assets		219	2,377
Other assets(*)
Other financial assets		418,304	627,520

	￦	20,593,959	20,037,101

(*)	The maximum exposure amounts for due from banks and loans and other financial assets are recorded as net of allowance for doubtful accounts and deferred loan origination costs.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(ii)	Analysis of past due and impaired amounts

Set out below is an analysis of past due and impaired amounts of due from banks, loans and receivables by counterparties, and debt securities.

	2014
	Neither past due nor impaired		Past due but not impaired	Impaired	Total

Bank	￦	375,984	1,587	—	377,571
Household
Credit sales		10,158,716	224,229	100,021	10,482,966
Cash advances		2,079,471	78,458	67,531	2,225,460
Card loans		4,042,967	108,714	85,106	4,236,787
Installment finance and others		2,025,115	48,349	244,740	2,318,204

		18,306,269	459,750	497,398	19,263,417

Government/Public institution/the Bank of Korea		114,349	26,300	33	140,682
Corporate		1,063,045	62,622	5,297	1,130,964

		19,859,647	550,259	502,728	20,912,634

Allowance for doubtful accounts		(346,795)	(74,026)	(316,377)	(737,198)

	￦	19,512,852	476,233	186,351	20,175,436

	2013
	Neither past due nor impaired		Past due but not impaired	Impaired	Total

Bank	￦	457,741	—	—	457,741
Household
Credit sales		9,733,677	252,109	87,551	10,073,337
Cash advances		2,212,896	96,479	63,635	2,373,010
Card loans		3,845,557	122,280	67,969	4,035,806
Installment finance and others		1,655,342	46,761	228,812	1,930,915

		17,447,472	517,629	447,967	18,413,068

Government/Public institution/the Bank of Korea		117,639	21,608	1	139,248
Corporate		986,316	66,070	4,530	1,056,916

		19,009,168	605,307	452,498	20,066,973

Allowance for doubtful accounts		(327,105)	(79,665)	(252,999)	(659,769)

	￦	18,682,063	525,642	199,499	19,407,204

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(iii)	Information about the credit quality of financial assets that are neither past due nor impaired

The Company classifies due from banks and loans and receivables within several risk categories. In case of individual customers, on the basis of internal credit rating, when the bad debt expense ratio is less than earnings before bad debt expense ratio, the loans and receivables are determined to be “outstanding” category and the others are determined to be “normal” category. In case of corporate customers, internal credit ratings that have AAA ~ BBB+ level and unrated ratings of Government/Public institution/the Bank of Korea are determined to be “outstanding” and that of others is determined to be “normal”. Information about the credit quality of due from banks, and loans and receivables that are neither past due nor impaired as of December 31, 2014 and 2013 are as follows:

	2014
	Outstanding		Normal	Total(*)

Bank	￦	375,282	693	375,975
Household
Credit sales		9,122,505	891,889	10,014,394
Cash advances		1,458,244	539,609	1,997,853
Card loans		3,309,833	623,336	3,933,169
Installment finance and others		1,861,206	157,669	2,018,875

		15,751,788	2,212,503	17,964,291

Government/Public institution/the Bank of Korea		107,117	6,644	113,761
Corporate		525,123	533,702	1,058,825

	￦	16,759,310	2,753,542	19,512,852

(*)	The amounts are recorded as net of allowance for doubtful accounts and deferred loan origination costs.

	2013
	Outstanding		Normal	Total

Bank	￦	457,026	702	457,728
Household
Credit sales		8,620,564	977,276	9,597,840
Cash advances		1,525,047	603,581	2,128,628
Card loans		3,125,265	622,859	3,748,124
Installment finance and others		1,523,832	126,527	1,650,359

		14,794,708	2,330,243	17,124,951

Government/Public institution/the Bank of Korea		115,049	1,998	117,047
Corporate		600,129	382,208	982,337

	￦	15,966,912	2,715,151	18,682,063

(*)	The amounts are recorded as net of allowance for doubtful accounts and deferred loan origination costs.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(iv)	Analysis of the age of financial assets that are past due but not impaired

Management of the Company judges accounts that are past due within 90 days as not impaired, unless other information can demonstrated that this is not the case. Analysis of the aging of financial assets that are past due but not impaired as of December 31, 2014 and 2013 are as follows:

	2014
	In 30 days		After 30 days through 60 days	After 60 days through 90 days	Total(*)

Bank	￦	1,562	—	—	1,562
Household
Credit sales		184,716	8,472	2,830	196,018
Cash advances		55,733	3,739	1,433	60,905
Card loans		76,341	5,434	2,114	83,889
Installment finance and others		44,239	2,060	681	46,980

		361,029	19,705	7,058	387,792

Government/Public institution/the Bank of Korea		23,745	1,694	226	25,665
Corporate		58,385	2,063	766	61,214

	￦	444,721	23,462	8,050	476,233

(*)	The amounts are recorded as net of allowance for doubtful accounts and deferred loan origination costs.

	2013
	In 30 days		After 30 days through 60 days	After 60 days through 90 days	Total(*)

Bank	￦	—	—	—	—
Household
Credit sales		206,410	11,354	3,629	221,393
Cash advances		68,498	5,319	1,950	75,767
Card loans		87,709	7,148	2,410	97,267
Installment finance and others		42,650	2,200	746	45,596

		405,267	26,021	8,735	440,023

Government/Public institution/the Bank of Korea		15,719	4,267	669	20,655
Corporate		62,081	2,256	627	64,964

	￦	483,067	32,544	10,031	525,642

(*)	The amounts are recorded as net of allowance for doubtful accounts and deferred loan origination costs.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(v)	Available-for-sale financial assets that are individually and collectively determined to be impaired as of December 31, 2014 and 2013 are as follows:

		2014		2013

Financial assets that are individually determined to be impaired	Debt securities	￦	1,879	2,068

Financial assets that are collective determined to be impaired	Loans and receivables		184,472	197,431

		￦	186,351	199,499

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(vi)	Industrial concentration of credit risk

Industrial concentration of credit risk of due from banks, loans and receivables, debt securities as of December 31, 2014 and 2013 are as follows:

	2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Construction	Hotel and leisure	Other	Retail customer	Total

Bank	￦	377,537	—	—	—	—	—	—	—	377,537
Household
Credit sales		—	—	—	—	—	—	—	10,228,767	10,228,767
Cash advances		—	—	—	—	—	—	—	2,072,606	2,072,606
Card loans		—	—	—	—	—	—	—	4,032,411	4,032,411
Installment finance and others		—	—	—	—	—	—	—	2,201,854	2,201,854

		—	—	—	—	—	—	—	18,535,638	18,535,638

Government/Public institution/the Bank of Korea		17,037	408	418	2,662	329	41	118,539	—	139,434
Corporate		33,858	227,885	180,965	38,894	97,849	7,356	536,020	—	1,122,827

	￦	428,432	228,293	181,383	41,556	98,178	7,397	654,559	18,535,638	20,175,436

	2013
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Construction	Hotel and leisure	Other	Retail customer	Total

Bank	￦	457,727	—	—	—	—	—	—	—	457,727
Household
Credit sales		—	—	—	—	—	—	—	9,839,308	9,839,308
Cash advances		—	—	—	—	—	—	—	2,221,865	2,221,865
Card loans		—	—	—	—	—	—	—	3,860,531	3,860,531
Installment finance and others		—	—	—	—	—	—	—	1,839,837	1,839,837

		—	—	—	—	—	—	—	17,761,541	17,761,541

Government/Public institution/the Bank of Korea		20,545	290	350	2,687	348	68	113,415	—	137,703
Corporate		35,867	202,995	172,783	32,669	68,353	6,201	531,365	—	1,050,233

	￦	514,139	203,285	173,133	35,356	68,701	6,269	644,780	17,761,541	19,407,204

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the 1 month and 3 months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio and credit spreads of credit card assets are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i)	Non-derivatives

A maturity analysis for non-derivative financial assets and liabilities as of December 31, 2014 and 2013 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position.

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	￦	372,960	1,000	—	338	—	—	374,298
Loans		8,590,219	4,826,364	2,431,540	2,423,174	3,062,686	281,388	21,615,371
Trading financial assets		593,240	—	—	—	—	—	593,240
Available-for-sale financial assets		—	—	—	—	—	522,512	522,512
Other financial assets		376,563	—	—	—	—	59,128	435,691

		9,932,982	4,827,364	2,431,540	2,423,512	3,062,686	863,028	23,541,112

Liabilities:
Borrowings		52,359	66,030	65,011	685,063	2,354,236	—	3,222,699
Debentures		49,168	265,114	1,213,937	1,573,021	6,980,650	102,164	10,184,054
Other financial liabilities		2,271,572	14,749	22,617	36,429	158,698	41,792	2,545,857

		2,373,099	345,893	1,301,565	2,294,513	9,493,584	143,956	15,952,610

	￦	7,559,883	4,481,471	1,129,975	128,999	(6,430,898)	719,072	7,588,502

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(i)	Non-derivatives, continued

	2013
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	￦	455,200	—	—	—	—	—	455,200
Loans		8,547,667	4,628,387	2,306,652	2,252,150	2,647,298	265,473	20,647,627
Trading financial assets		543,110	—	—	—	—	—	543,110
Available-for-sale financial assets		—	—	—	—	—	608,840	608,840
Other financial assets		491,505	80,262	—	—	—	72,108	643,875

		10,037,482	4,708,649	2,306,652	2,252,150	2,647,298	946,421	22,898,652

Liabilities:
Borrowings		244,318	512,057	226,670	332,031	2,289,890	—	3,604,966
Debentures		80,004	659,151	398,016	1,018,683	7,431,243	—	9,587,097
Other financial liabilities		2,058,870	103,452	24,566	38,065	143,724	41,180	2,409,857

		2,383,192	1,274,660	649,252	1,388,779	9,864,857	41,180	15,601,920

	￦	7,654,290	3,433,989	1,657,400	863,371	(7,217,559)	905,241	7,296,732

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(ii)	Derivatives

A maturity analysis for derivative financial assets and liabilities as of December 31, 2014 and 2013 that shows remaining contractual maturities are as follows:

	2014
	Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash outflow	￦ (848)	(869)	(1,916)	(3,719)	(7,537)	(14,889)

	2013
	Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash inflow (outflow)	￦ (384)	(519)	(903)	(1,386)	1,463	(1,729)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF in the case of trading assets and only foreign exchange rate risk of foreign currency equity securities and foreign currency deposits because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps. The Company is exposed to only equity price risk of foreign currency equity securities. The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical Var method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)	Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Company’s assessment of its potential loss in trading financial assets that are exposed to the respective risks, as of December 31, 2014 and 2013:

	2014
	Average		High	Low	At December 31
Interest rate risk	￦	3,160	4,802	2,435	2,965

	2013
	Average		High	Low	At December 31
Interest rate risk	￦	3,154	5,701	1,851	2,715

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(ii)	VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR (Value at Risk) is the maximum expected loss of net assets due to negative variations of interest rates. Interest rate VaR was assessed using interest rate repricing gap for each maturity level of accounts affected by interest rates, modified duration proxy and expected interest rate variation. Modified duration for each maturity level and interest rate shock (200bp) suggested by Basel were applied in the calculation of VaR.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. Financial assets of low sensitivity were excluded.

Interest rate VaR and EaR of non-trading positions as of December 31, 2014 and 2013 are as follows:

	2014		2013
Interest rate VaR	￦	300,107	285,634
Interest rate EaR		16,503	10,277

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(ii)	VaR and EaR management from non-trading positions, continued

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period votality for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. And the difference between the total VaR and the sum of price risk and foreign exchange rate risk is calculated by variance effect.

Equity price risk and foreign exchange rate risk of non-trading positions as of December 31, 2014 and 2013 are as follows:

	2014
	Average		High	Low	At December, 31

Equity price risk	￦	42,333	48,580	35,419	41,118
Foreign exchange rate risk		14,827	16,847	12,510	14,735
Variance effect		(1,246)	(1,398)	(1,048)	(1,216)

Total VaR	￦	55,914	64,029	46,881	54,637

	2013
	Average		High	Low	At December, 31

Equity price risk	￦	30,540	36,777	19,622	36,777
Foreign exchange rate risk		14,143	16,787	10,792	16,787
Variance effect		(807)	(1,058)	(565)	(1,058)

Total VaR	￦	43,876	52,506	29,849	52,506

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(iii)	Foreign exchange risk

The Company has been exposed to foreign exchange risk of equity securities and financial liabilities denominated in a foreign currency other than the functional currency, Korean won. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2014 and 2013 are as follows:

(In thousands of U.S. dollars, millions of won)
	2014
	Foreign currency		Won equivalent
	U.S. dollar

Available-for-sale financial assets	USD	453,163	￦	498,116

On-balance exposure		453,163		498,116
Off-balance derivative exposure		—		—

Net position	USD	453,163	￦	498,116

	2013
	Foreign currency		Won equivalent
	U.S. dollar

Available-for-sale financial assets	USD	552,894	￦	583,496

On-balance exposure		552,894		583,496
Off-balance derivative exposure		—		—

Net position	USD	552,894	￦	583,496

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

4.	Financial Risk Management, Continued

(e)	Capital risk management

The Company has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the company’s credit standing.

The Company operates the credit card business under the Specialized Credit Financial Business Act. Accordingly, the Company should obey the Regulations on Supervision of Credit Specialized Financial Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and calculated pursuant to supervisory authorities stipulated that considered the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Financial Business and as of December 31, 2014, the Company met the regulatory requirement for the adjusted equity capital ratio.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

5.	Significant Estimates and Judgments

The preparation of separated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)	Individually assessed loan impairment

The specific counterparty component of the total allowances for impairment applies to financial assets evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgements about the counterparty’s financial situation and the net realizable value of any underlying collateral.

(ii)	Collectively assessed loan impairment

Collectively assessed impairment allowances cover credit losses inherent in portfolios of loans and advances and held-to-maturity investment securities with similar credit risk characteristics when there is objective evidence to suggest that they contain impaired loans and advances and held-to-maturity investment securities, but the individual impaired items cannot yet be identified. In assessing the need for collective loss allowances, management considers factors such as credit quality, portfolio size, concentrations and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on the estimates of future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

5.	Significant Estimates and Judgments, Continued

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Company considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

5.	Significant Estimates and Judgments, Continued

(f)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

6.	Fair Value Measurement of Financial Instruments

The fair value which the Company primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

•	Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

•	Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

•	Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a)	Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Trading financial assets	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.

Derivative assets Derivative liabilities	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Available-for-sale financial assets	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. Fair value of equity securities which the active market price is not available is measured by the valuation model of independent and professional institutes using reliable data. Fair value of debt securities which the active market price is not available is determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a)	Financial instruments measured at fair value, continued

(ii)	The fair value measurements classified by fair value hierarchy as of December 31, 2014 and 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total

Financial assets
Equity securities held for trading	￦	—	593,047	—	593,047
Derivative financial assets for hedge		—	57	162	219
Available-for-sale debt securities		—	—	1,879	1,879
Available-for-sale equity securities		498,115	—	22,518	520,633

	￦	498,115	593,104	24,559	1,115,778

Financial liabilities
Derivative financial liabilities for hedge	￦	—	13,821	—	13,821

	2013
	Level 1		Level 2	Level 3	Total

Financial assets
Equity securities held for trading	￦	—	543,093	—	543,093
Derivative financial assets for hedge		—	1,417	960	2,377
Available-for-sale debt securities		—	—	2,068	2,068
Available-for-sale equity securities		583,469	—	23,303	606,772

	￦	583,469	544,510	26,331	1,154,310

Financial liabilities
Derivative financial liabilities for hedge	￦	—	3,447	—	3,447

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a)	Financial instruments measured at fair value, continued

(iii)	Changes in level 3 of the fair value hierarchy

	Derivative financial assets		Available-for- sale debt securities	Available-for-sale equity securities	Total

Balance at January 1, 2014	￦	960	2,068	23,303	26,331
Reversal of impairment loss		—	13,295	—	13,295
Other comprehensive loss		(798)	—	(785)	(1,583)
Disposition		—	(13,484)	—	(13,484)

Balance at December 31, 2014	￦	162	1,879	22,518	24,559

Balance at January 1, 2013	￦	2,108	3,869	482,671	488,648
Reversal of impairment loss		—	12,843	—	12,843
Other comprehensive income (loss)		(1,148)	—	1,944	796
Disposition		—	(14,644)	(1)	(14,645)
Transfer between each level of fair value hierarchy (*1)		—	—	(461,311)	(461,311)

Balance at December 31, 2013	￦	960	2,068	23,303	26,331

(*1)	Available-for-sale financial assets which are restricted to voting rights were transferred from level 3 to level 1 for the year ended December 31, 2013.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a)	Financial instruments measured at fair value, continued

(iv)	Inputs unobservable in markets

Information about significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2014 and 2013 are as follows:

	2014
	Valuation techniques	Type of financial instruments	Book value		Significant unobservable inputs	Range of estimates for unobservable inputs
Derivative assets:
	Option model (Hull & White model)	Interest rates related	￦	162	Regression coefficient, The volatility of the underlying asset	0.43%~2.05%
Available-for- sale financial assets:
	Net asset value	Debt securities		1,879	Discount rate Growth rate	0.00%
	Discounted cash flow	Equity securities		21,055	Discount rate Growth rate	6.03%~23.25% 0.00%
	Cost method	Equity securities		1,463	Acquisition cost	—

				24,397

			￦	24,559

	2013
	Valuation techniques	Type of financial instruments	Book value		Significant unobservable inputs	Range of estimates for unobservable inputs
Derivative assets:
	Option model (Hull & White model)	Interest rates related	￦	960	Regression coefficient, The volatility of the underlying asset	0.86%~0.99%
Available-for-sale financial assets:
	Net asset value	Debt securities		2,068	Discount rate Growth rate	0.00%
	Discounted cash flow	Equity securities		21,840	Discount rate Growth rate	5.81%~20.77% 0.00%
	Cost method	Equity securities		1,463	Acquisition cost	—

				25,371

			￦	26,331

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a)	Financial instruments measured at fair value, continued

(v)	Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income:

	2014
Type of financial instrument	Favorable change		Unfavorable change
Derivative assets(*1)	￦	1	(2)
Available-for-sale financial assets(*2)		1,102	(920)

	￦	1,103	(922)

(*1)	Based on 10% of increase or decrease in volatility of underlying assets or correlation
(*2)	Based on changes in growth rate (0%~1%) and discount rate ( -1%~0%)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(b)	The financial instruments measured at amortized cost

(i)	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Loans and receivables	Fair value of loans and receivables is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets	Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets which reliable expected cash flow is not available.

Borrowings	Carrying amount is used as approximation of fair value for short-term borrowings including call money. Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures	In case that the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities	Fair value of other financial liabilities is determined to be present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings. Carrying amount is used as approximation of fair value of liabilities which expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(ii)	The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2014 and 2013 are as follows:

	2014
	Carrying amount					Fair value
	Balance		Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits		374,298	—	—	374,298	374,301
Credit card assets		18,070,836	(39,372)	(720,403)	17,311,061	17,585,845
Loans		166,921	948	(411)	167,458	166,724
Installment assets		1,598,956	23,478	(14,056)	1,608,378	1,623,591
Lease assets		714,816	(126)	(2,328)	712,362	717,492
Other assets		435,691	(1,596)	(15,791)	418,304	418,695

	￦	21,361,518	(16,668)	(752,989)	20,591,861	20,886,648

Financial liabilities
Borrowings	￦	3,149,269	—	—	3,149,269	3,198,388
Debentures in won		9,360,000	(19,998)	—	9,340,002	9,530,768
Other liabilities		2,545,857	(12,118)	—	2,533,739	2,494,625

	￦	15,055,126	(32,116)	—	15,023,010	15,223,781

	2013
	Carrying amount					Fair value
	Balance		Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits		455,025	—	—	455,025	455,026
Credit card assets		17,582,862	(33,323)	(646,592)	16,902,947	17,144,788
Loans		209,653	1,338	(680)	210,311	209,107
Installment assets		1,212,637	9,493	(10,560)	1,211,570	1,218,207
Lease assets		627,549	(329)	(1,937)	625,283	626,993
Other assets		643,875	(2,701)	(13,654)	627,520	628,481

	￦	20,731,601	(25,522)	(673,423)	20,032,656	20,282,602

Financial liabilities
Borrowings	￦	3,465,808	—	—	3,465,808	3,407,017
Debentures in won		8,700,780	(25,414)	—	8,675,366	8,790,062
Other liabilities		2,409,857	(11,144)	—	2,398,713	2,399,703

	￦	14,576,445	(36,558)	—	14,539,887	14,596,782

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(iii)	The fair value hierarchy of financial instruments which are measured at amortized cost in the separated statement of financial position as of December 31, 2014 and 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total

Financial assets
Deposits	￦	374,301	—	—	374,301
Credit card Assets		—	—	17,585,845	17,585,845
Loans		—	—	166,724	166,724
Installment assets		—	—	1,623,591	1,623,591
Lease assets		—	—	717,492	717,492
Other assets		—	—	418,695	418,695

	￦	374,301	—	20,512,347	20,886,648

Financial liabilities:
Borrowings	￦	—	—	3,198,388	3,198,388
Debentures in won		—	—	9,530,768	9,530,768
Other liabilities		—	—	2,494,625	2,494,625

	￦	—	—	15,223,781	15,223,781

	2013
	Level 1		Level 2	Level 3	Total

Financial assets
Deposits	￦	455,026	—	—	455,026
Credit card Assets		—	—	17,144,788	17,144,788
Loans		—	—	209,107	209,107
Installment assets		—	—	1,218,207	1,218,207
Lease assets		—	—	626,993	626,993
Other assets		—	—	628,481	628,481

	￦	455,026	—	19,827,576	20,282,602

Financial liabilities:
Borrowings	￦	—	—	3,407,017	3,407,017
Debentures in won		—	—	8,790,062	8,790,062
Other liabilities		—	—	2,399,703	2,399,703

	￦	—	—	14,596,782	14,596,782

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

7.	Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2014 and 2013 are summarized as follows:

	2014
	Financial assets at fair value through profit or loss		Loans and receivables	Available-for- sale financial assets	Derivative for hedge	Total

Cash and due from banks	￦	—	374,298	—	—	374,298
Trading financial assets		593,047	—	—	—	593,047
Derivative assets		—	—	—	219	219
Loans and receivables		—	19,799,259	—	—	19,799,259
Available-for-sale financial assets		—	—	522,512	—	522,512
Other assets		—	418,304	—	—	418,304

	￦	593,047	20,591,861	522,512	219	21,707,639

	2013
	Financial assets at fair value through profit or loss		Loans and receivables	Available-for- sale financial assets	Derivative for hedge	Total

Cash and due from banks	￦	—	455,025	—	—	455,025
Trading financial assets		543,093	—	—	—	543,093
Derivative assets		—	—	—	2,377	2,377
Loans and receivables		—	18,950,111	—	—	18,950,111
Available-for-sale financial assets		—	—	608,840	—	608,840
Other assets		—	627,520	—	—	627,520

	￦	543,093	20,032,656	608,840	2,377	21,186,966

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

7.	Categories of Financial Instrument, Continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2014 and 2013 are summarized as follows:

	2014
	Financial liabilities measured at amortized cost		Derivative for hedge	Total

Derivative liabilities	￦	—	13,821	13,821
Borrowings		3,149,269	—	3,149,269
Debentures		9,340,002	—	9,340,002
Other liabilities		2,533,739	—	2,533,739

	￦	15,023,010	13,821	15,036,831

	2013
	Financial liabilities measured at amortized cost		Derivative for hedge	Total

Derivative liabilities	￦	—	3,447	3,447
Borrowings		3,465,808	—	3,465,808
Debentures		8,675,366	—	8,675,366
Other liabilities		2,398,713	—	2,398,713

	￦	14,539,887	3,447	14,543,334

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

7.	Categories of Financial Instrument, Continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Interest income		Interest expense	Fee and commission income	Fee and commission expense	Impairment loss	Other operating income, net	Net income	Other comprehensive income
Financial assets:
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	11,236	11,236	—

Loans and receivables		1,855,544	—	2,300,321	(2,043,042)	(420,305)	21,596	1,714,114	—
Available-for-sale financial assets		—	—	—	—	13,295	157,326	170,621	(58,746)
Derivative for hedge		—	—	—	—	—	—	—	(1,636)

		1,855,544	—	2,300,321	(2,043,042)	(407,010)	190,158	1,895,971	(60,382)

Financial liabilities:
Financial liabilities measured at amortized cost		—	(492,123)	—	—	—	—	(492,123)	—
Derivative for hedge		—	—	—	—	—	—	—	(7,863)

		—	(492,123)	—	—	—	—	(492,123)	(7,863)

	￦	1,855,544	(492,123)	2,300,321	(2,043,042)	(407,010)	190,158	1,403,848	(68,245)

	2013
	Interest income		Interest expense	Fee and commission income	Fee and commission expense	Impairment loss	Other operating income, net	Net income	Other comprehensive income
Financial assets:
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	15,630	15,630	—
Loans and receivables		1,930,323	—	2,299,075	(1,823,606)	(361,532)	17,152	2,061,412	—
Available-for-sale financial assets		—	—	—	—	12,843	128,744	141,587	107,097
Derivative for hedge		—	—	—	—	—	(802)	(802)	348

		1,930,323	—	2,299,075	(1,823,606)	(348,689)	160,724	2,217,827	107,445

Financial liabilities:
Financial liabilities measured at amortized cost		—	(550,357)	—	—	—	(4,631)	(554,988)	—
Derivative for hedge		—	—	—	—	—	5,433	5,433	1,591

		—	(550,357)	—	—	—	802	(549,555)	1,591

	￦	1,930,323	(550,357)	2,299,075	(1,823,606)	(348,689)	161,526	1,668,272	109,036

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

7.	Categories of Financial Instrument, Continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2014 and 2013 are summarized as follows:

	2014			2013
	Gain on foreign currency transaction		Loss on foreign currency transaction	Gain on foreign currency transaction	Loss on foreign currency transaction

Loans and receivables	￦	24,781	(3,185)	19,855	(2,702)
Financial liabilities measured at amortized cost		—	—	802	(5,433)

	￦	24,781	(3,185)	20,657	(8,135)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

8.	Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2014 and 2013 are as follows:

	2014
	Gross amounts recognized		Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts related to not offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	￦	219	—	219	58	—	161
Financial liabilities:
Derivatives		13,821	—	13,821	58	—	13,763

	2013
	Gross amounts recognized		Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts related to not offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	￦	2,377	—	2,377	1,363	—	1,014
Financial liabilities:
Derivatives		3,447	—	3,447	1,363	—	2,084

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

9.	Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2014 and 2013 are as follows:

	2014		2013

Deposits in won:
Deposits on demand	￦	368,473	264,491
Current deposits		4,450	19,159
Others		—	170,000
Time deposits		1,338	1,338
Deposit for checking accounts		37	37

	￦	374,298	455,025

(b)	Restricted due from banks as of December 31, 2014 and 2013 are as follows:

	2014		2013	Restrictions

Time deposits
Jeonbuk Bank	￦	100	100	Pledged as collateral for cash advances
Korea Post		338	338	Pledged as collateral for a lease

		438	438

Other deposits
Woori Bank and others		37	37	Deposit for checking accounts

	￦	475	475

10.	Trading Financial Assets

(a)	Details of trading financial assets as of December 31, 2014 and 2013 are as follows:

	2014		2013

MMF (Money market fund) and others	￦	593,047	543,093

(b)	Net income on trading financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Gain on valuation of trading financial assets	￦	47	93
Gain on sale of trading financial assets		11,189	15,537

	￦	11,236	15,630

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

11.	Derivatives and Hedge Accounting

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2014 and 2013 are as follows:

	2014			2013
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities

Interest rate swap	￦ 1,100,000	219	13,821	1,220,000	2,377	3,447

(b)	Gain (loss) on valuation of derivatives

Gain (loss) on valuation of derivatives for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Gain on transaction of derivatives	￦	—	5,433
Loss on transaction of derivatives		—	(802)

	￦	—	4,631

(c)	Cash flow hedge activity

For cash flow hedges, the amount that is recognized in other comprehensive income and the amount that is reclassified from equity to profit or loss for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Recognized in other comprehensive income	￦	(12,532)	7,188
Reclassified from equity to profit or loss		—	(4,630)
Deferred tax effect		3,033	(619)

Changes in accumulated other comprehensive income, net	￦	(9,499)	1,939

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

12.	Loans and Receivables

(a)	Details of loans and receivables as of December 31, 2014 and 2013 are as follows:

	2014		2013

Credit card assets:
Lump-sum purchases	￦	4,844,102	4,662,211
Installment purchases		5,164,403	4,896,377
Cash advances		1,979,049	2,088,576
Revolving cash advances		241,729	278,417
Revolving purchases		1,186,744	1,205,838
Card loans		4,236,787	4,035,806
Restructured loans		236,582	224,780
Purchasing card		181,440	190,857
Less: Allowance for doubtful accounts		(720,403)	(646,592)
Present value discount account		(19,136)	(13,267)
Deferred loan origination costs		(20,236)	(20,056)

		17,311,061	16,902,947

Loans:
General loans		9,899	7,730
Loans to employee stock ownership association		3	501
Factoring receivables		153,727	194,753
Other		3,292	6,669
Less: Allowance for doubtful accounts		(411)	(680)
Deferred loan origination fees		948	1,338

		167,458	210,311

Installment financing assets:
Installment for cars		1,598,185	1,211,896
Installment for houses		381	619
Installment for others		390	122
Less: Allowance for doubtful accounts		(14,056)	(10,560)
Deferred loan origination fees		23,478	9,493

		1,608,378	1,211,570

Lease assets:
Financing lease receivables		714,696	627,430
Cancelled financing lease receivables		120	119
Less: Allowance for doubtful accounts		(2,328)	(1,937)
Deferred loan origination costs		(126)	(329)

		712,362	625,283

	￦	19,799,259	18,950,111

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

12.	Loans and Receivables, Continued

(b)	Changes in allowance for loans and receivables for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Beginning balance	￦	659,769	759,443
Provision for allowances		395,293	339,816
Write-offs		(506,067)	(619,230
Write-offs of impaired assets		(350)	(1,232)
Allowances related to disposal of loans		(2,255)	(45,984)
Recoveries		185,968	222,024
Others		4,840	4,932

Ending balance	￦	737,198	659,769

(c)	Financing lease assets

As of December 31, 2014 and 2013, total investments in financing leases and the present value of minimum lease payments for each of the following periods are as follows:

	2014
	Total investment		Unrealized interest income	Present value of minimum lease payment

Less than one year	￦	322,829	36,687	286,142
One year to five years		446,965	18,291	428,674

	￦	769,794	54,978	714,816

	2013
	Total investment		Unrealized interest income	Present value of minimum lease payment

Less than one year	￦	317,222	30,224	286,998
One year to five years		358,005	17,454	340,551

	￦	675,227	47,678	627,549

(d)	Changes in deferred loan origination fees (costs)

Changes in deferred loan origination fees (costs) for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Beginning balance	￦	(9,554)	(25,403)
Increase		(24,258)	(35,696)
Decrease		37,876	51,545

Ending balance	￦	4,064	(9,554)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

13.	Available-For-Sale Financial Assets

(a)	Details of available-for-sale financial assets as of December 31, 2014 and 2013 are as follows:

	2014		2013

Debt securities
Corporate bonds	￦	1,879	2,068
Equity securities(*)
Stock		520,630	606,769
Equity investments		2	2
Beneficiary certificates		1	1

		520,633	606,772

	￦	522,512	608,840

(*)	Equity security investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. The carrying amount of the entities, on the cost basis of accounting, is ￦1,463 million as of December 31, 2014 and 2013.

(b)	Changes in available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014				2013
	Debt securities		Equity securities	Total	Debt securities	Equity securities	Total

Beginning balance	￦	2,068	606,772	608,840	3,869	482,671	486,540
Disposal		(13,484)	(153,577)	(167,061)	(14,644)	(137,187)	(151,831)
Changes in fair value of available-for-sale financial assets		—	48,665	48,665	—	269,686	269,686
Exchange differences		—	18,773	18,773	—	(8,398)	(8,398)
Reversal of impairment loss		13,295	—	13,295	12,843	—	12,843

Ending balance	￦	1,879	520,633	522,512	2,068	606,772	608,840

(c)	Gain on sale of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Gain on sale of available-for-sale financial assets	￦	157,326	128,744

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

14.	Property and Equipment

(a)	Details of property and equipment as of December 31, 2014 and 2013 are as follows:

	2014
	Land		Buildings	Other	Total

Acquisition cost	￦	31,176	7,280	354,156	392,612
Accumulated depreciation		—	(1,261)	(290,260)	(291,521)

Ending balance	￦	31,176	6,019	63,896	101,091

	2013
	Land		Buildings	Other	Total

Acquisition cost	￦	31,176	7,280	343,212	381,668
Accumulated depreciation		—	(1,009)	(258,588)	(259,597)

Ending balance	￦	31,176	6,271	84,624	122,071

(b)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Land		Buildings	Other	Total

Beginning balance	￦	31,176	6,271	84,624	122,071
Acquisition		—	—	16,064	16,064
Disposal		—	—	(78)	(78)
Depreciation		—	(252)	(37,099)	(37,351)
Others		—	—	385	385

Ending balance	￦	31,176	6,019	63,896	101,091

	2013
	Land		Buildings	Other	Total

Beginning balance	￦	31,176	6,523	84,984	122,683
Acquisition		—	—	34,969	34,969
Disposal		—	—	(111)	(111)
Depreciation		—	(252)	(35,759)	(36,011)
Others		—	—	541	541

Ending balance	￦	31,176	6,271	84,624	122,071

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

14.	Property and Equipment, Continued

(c)	Insured Assets

Insured assets as of December 31, 2014 are summarized as follows:

Type of insurance	Assets covered	Insurance company	Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	￦	55,797

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

15.	Intangible Assets

(a)	Details of intangible assets as of December 31, 2014 and 2013 are as follows:

	2014
	Club memberships		Development cost	Other	Total

Acquisition cost	￦	17,499	89,613	7,679	114,791
Accumulated amortization		—	(49,057)	(4,716)	(53,773)
Impairment loss		(2,301)	—	—	(2,301)

Ending balance	￦	15,198	40,556	2,963	58,717

	2013
	Club memberships		Development cost	Other	Total

Acquisition cost	￦	15,830	83,692	7,559	107,081
Accumulated amortization		—	(28,279)	(2,904)	(31,183)
Impairment loss		(3,334)	—	—	(3,334)

Ending balance	￦	12,496	55,413	4,655	72,564

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

15.	Intangible Assets, Continued

(b)	Changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Club memberships		Development cost	Other	Total

Beginning balance	￦	12,496	55,413	4,655	72,564
Acquisition		5,265	6,073	39	11,377
Substitution		—	(152)	81	(71)
Disposal		(1,974)	—	—	(1,974)
Amortization		—	(20,778)	(1,812)	(22,590)
Impairment loss		(619)	—	—	(619)
Reversal of impairment loss		30	—	—	30

Ending balance	￦	15,198	40,556	2,963	58,717

	2013
	Club memberships		Development cost	Other	Total

Beginning balance	￦	12,291	66,601	3,121	82,013
Acquisition		617	9,735	1,990	12,342
Substitution		—	(1,358)	947	(411)
Disposal		—	—	—	—
Amortization		—	(19,565)	(1,403)	(20,968)
Impairment loss		(412)	—	—	(412)
Reversal of impairment loss		—	—	—	—

Ending balance	￦	12,496	55,413	4,655	72,564

16.	Investments in Associates

(a)	Investments in associates as of December 31, 2014 is summarized as follows:

Investee	Country	Ownership (%)
MFO Shinhan card	Kazakhstan	100.00

MFO Shinhan card in Kazakhstan was established with the Company’s 100% interest in November 2014 and measured at acquisition cost.

(b)	Condensed financial statements of Investee as of December 31, 2014 are as follow:

	2014
	Assets		Liabilities	Equity	Operating revenue	Operating expenses	Loss for the year
MFO Shinhan card	￦	207	—	207	—	(4)	(4)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

17.	Other Assets

(a)	Other assets as of December 31, 2014 and 2013 are summarized as follows:

	2014		2013

Guarantee deposits	￦	59,128	72,109
Present value discount account		(1,596)	(2,701)
Accounts receivable		282,049	478,182
Allowance for doubtful accounts		(5,167)	(3,619)
Accrued income		91,612	91,072
Allowance for doubtful accounts		(10,624)	(10,035)
Advance payments		187,887	110,907
Prepaid expenses		18,294	40,690
Others		3,331	1,810

	￦	624,914	778,415

(b)	Changes in allowance for other assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Beginning balance	￦	13,654	17,954
Provision for allowance		25,012	21,716
Write-offs		(26,710)	(28,314)
Recoveries		3,835	2,298

Ending balance	￦	15,791	13,654

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

18.	Borrowings

Borrowings as of December 31, 2014 and 2013 are summarized as follows:

	Interest rate (%)	2014		2013

Call money	2.75	￦	—	50,000
Borrowings:
Commercial paper	2.83~3.83		440,000	1,012,800
Borrowings from Shinhan Financial Group Co., Ltd.	4.12~4.91		700,000	700,000
Overdrawn account	3.31		50,000	20,000
SPC borrowings	2.31~3.26		1,959,269	1,683,008

		￦	3,149,269	3,465,808

19.	Debentures

Debentures as of December 31, 2014 and 2013 are summarized as follows:

	Maturity	Interest rate (%)	2014		2013

Debentures in won	2015.02.07~2020.12.05	2.33~5.65	￦	9,360,000	8,700,780
Less: discount				(19,998)	(25,414)

			￦	9,340,002	8,675,366

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

20.	Employee Benefits

(a)	Defined benefit plan assets and liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013

Present value of defined benefit obligations	￦	184,147	160,346
Fair value of plan assets		(173,736)	(157,866)

Recognized liabilities for defined benefit obligations	￦	10,411	2,480

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Defined benefit obligation		Plan assets	Defined benefit liability

Beginning balance	￦	160,346	(157,866)	2,480
Recognized in profit or loss as incurred:
Current service cost		17,411	—	17,411
Interest expense (income)		7,252	(7,134)	118

		24,663	(7,134)	17,529

Recognized in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses (gain)
Demographic assumptions		(1,047)	—	(1,047)
Financial assumptions		4,348	—	4,348
Experience adjustments		199	—	199
- Return on plan assets		—	3,173	3,173

		3,500	3,173	6,673

Others:
Contributions paid into the plan		—	(19,000)	(19,000)
Benefits paid by the plan		(5,095)	7,091	1,996
Others (*)		733	—	733

		(4,362)	(11,909)	(16,271)

Ending balance	￦	184,147	(173,736)	10,411

(*)	Transfer from related parties

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

20.	Employee Benefits, Continued

	2013
	Defined benefit obligation		Plan assets	Defined benefit liability

Beginning balance	￦	149,114	(133,932)	15,182
Recognized in profit or loss as incurred:
Current service cost		18,323	—	18,323
Interest expense (income)		6,258	(5,617)	641

		24,581	(5,617)	18,964

Recognized in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses (gain)
Demographic assumptions		1	—	1
Financial assumptions		14,731	—	14,731
Experience adjustments.		(20,253)	—	(20,253)
- Return on plan assets		—	1,227	1,227

		(5,521)	1,227	(4,294)

Others:
Contributions paid into the plan		—	(24,600)	(24,600)
Benefits paid by the plan		(8,186)	5,056	(3,130)
Others (*)		358	—	358

		(7,828)	(19,544)	(27,372)

Ending balance	￦	160,346	(157,866)	2,480

(*)	Transfer from related parties

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2014 and 2013 are as follows:

	2014			2013
	Amounts		Ratio	Amounts	Ratio

Cash and due from banks	￦	121,958	70.2%	118,496	75.1%
Securities		50,834	29.3%	34,998	22.2%
Others		944	0.5%	4,372	2.7%

Fair value of plan assets	￦	173,736	100.0%	157,866	100.0%

(d)	Actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	2014	2013

Discount rate (AA0)	4.01%	4.54%
Future salary increasing rate	2.54% + upgrade rate	2.54% + upgrade rate
Average expected remaining years of service	15.88 years	10.88 years

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

20.	Employee Benefits, Continued

(e)	Sensitivity analysis

This analysis is based on actuarial assumptions variances that the Group considered to be reasonably possible at the reporting date.

Changes in the amount of defined benefit obligations

Discount rate (1% decrease)	34,172
Discount rate (1% increase)	(27,963)
Future salary increasing rate (1% decrease)	(28,579)
Future salary increasing rate (1% increase)	34,347

Sensitivity analysis doesn’t consider the variance of all cash flows expected to occur in the plan, but provides approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as an expense for defined contribution plans are ￦1,634 million and ￦1,577 million for the years ended December 31, 2014 and 2013, respectively.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

21.	Provisions

Changes in provisions for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Allowance for litigation		Provision for membership reward program	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	￦	6,129	29,103	318,571	9,521	7,963	371,287
Provision (reversals)		2,397	42,095	(2,406)	(835)	959	42,210
Payment		(3,042)	(48,928)	—	(760)	(5,750)	(58,480)
Others		—	10,842	—	313	—	11,155

Ending balance	￦	5,484	33,112	316,165	8,239	3,172	366,172

	2013
	Allowance for litigation		Provision for membership reward program	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	￦	7,935	24,873	328,474	9,353	4,565	375,200
Provision (reversals)		674	60,847	(9,903)	38	21,895	73,551
Payment		(2,480)	(56,617)	—	—	(18,497)	(77,594)
Others		—	—	—	130	—	130

Ending balance	￦	6,129	29,103	318,571	9,521	7,963	371,287

22.	Other Liabilities

Details of other liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013

Accounts payable	￦	1,829,531	1,734,045
Accrued expenses		322,840	323,706
Advances from customers		42,068	54,608
Unearned revenue (Note 23)		258,784	222,608
Withholdings		358,109	349,760
Guarantee deposits, net		238,901	219,568
Advances of gift card and others, net		29,697	28,702
Others		2,757	2,096

	￦	3,082,687	2,935,093

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

23.	Deferred Revenue of Customer Loyalty Programmes

Changes in deferred revenue of customer loyalty programmes for the years ended 2014 and 2013 are as follows:

	2014		2013

Beginning balance	￦	139,272	158,010
Revenue deferment		262,173	207,947
Revenue realization		(233,521)	(226,685)

Ending balance	￦	167,924	139,272

24.	Equity

(a)	Equity as of December 31, 2014 and 2013 are summarized as follows:

	2014		2013

Common stock	￦	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944

		860,592	860,592

Capital adjustments
Stock options		(105)	(175)
Other capital adjustments		(49)	—

		(154)	(175)

Accumulated other comprehensive income
Unrealized gain on valuation of available-for-sale securities		362,814	421,560
Effective portion of valuation loss on cash flow hedges		(10,310)	(811)
Remeasurements of the net defined benefit obligations		(20,898)	(15,840)

		331,606	404,909

Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses		474,764	515,106
Revaluation surplus of property and equipment		10,216	10,216
Retained earnings(*)		3,524,999	3,373,546

		4,323,403	4,212,292

	￦	6,142,294	6,104,465

(*)	￦41,116 million of reserve for credit losses, plans to reverse in 2015 and ￦40,342 million of reserve for credit losses was reversed to retained earnings in 2014.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

24.	Equity, Continued

(b)	Capital stock and capital surplus

As of December 31, 2014 and 2013, par value of common stock is ￦5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

	Valuation of available-for-sale financial assets		Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total

Balance at January 1, 2013	￦	314,463	(2,750)	(19,095)	292,618
Changes in fair value of available-for-sale financial assets		269,686	—	4,294	273,980
Exchange differences		(8,398)	—	—	(8,398)
Effective portion of changes in fair value of cash flow hedges		—	7,188	—	7,188
Reclassification		(119,999)	(4,630)	—	(124,629)
Deferred tax effect		(34,192)	(619)	(1,039)	(35,850)

Balance at December 31, 2013		421,560	(811)	(15,840)	404,909

Balance at January 1, 2014		421,560	(811)	(15,840)	404,909
Changes in fair value of available-for-sale financial assets		48,665	—	(6,673)	41,992
Exchange differences		18,773	—	—	18,773
Effective portion of changes in fair value of cash flow hedges		—	(12,532)	—	(12,532)
Reclassification		(144,939)	—	—	(144,939)
Deferred tax effect		18,755	3,033	1,615	23,403

Balance at December 31, 2014	￦	362,814	(10,310)	(20,898)	331,606

(d)	Legal reserve

The Korean Commercial Code requires the Company to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stock in connection with a free issue of shares.

(e)	Revaluation surplus of property and equipment

The Company elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date. ￦10,216 million of revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

24.	Equity, Continued

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2014 and 2013 are as follows:

Date of Appropriation for 2014: March 26, 2015

Date of Appropriation for 2013: March 31, 2014

(In millions of won, except dividends per share)	2014		2013
Unappropriated retained earnings
Balance at beginning of year	￦	2,889,844	2,696,377
Changes of in accounting policies		—	19,095
Profit for the year		635,155	658,074

		3,524,999	3,373,546

Reversal of reserve for credit losses		41,116	40,342

Balance at end of year before appropriation		3,566,115	3,413,888

Appropriation of retained earnings
Cash dividends		550,121	524,044
Dividends per share (dividend as a percentage of par value):
￦4,388 (87.76%) for 2014
￦4,180 (83.60%) for 2013

		550,121	524,044

Unappropriated retained earnings to be carried over to subsequent year	￦	3,015,994	2,889,844

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

25.	Reserve for Credit Losses

In accordance with Regulations on the Supervision of Credit Specialized Financial Business, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations on the Supervision of Credit Specialized Financial Business in the account of reserve for legal reserve for credit losses. Reserve for credit losses is included in retained earnings, and does not affect profit for the year but by limiting the dividend, prevents credit quality from being compromised.

(a)	Reserve for credit losses as of December 31, 2014 and 2013 are summarized as follows:

	2014		2013

Accumulated reserve for credit losses	￦	474,764	515,106
Accumulated reserve for credit losses, scheduled		(41,116)	(40,342)

Ending balance of reserve for credit losses	￦	433,648	474,764

(b)	Details of profits after adjusting for reserve for credit losses and provision for reserve for credit losses for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Profit for the year	￦	635,155	658,074
Provision for reserve for credit losses		41,116	40,342

Profit after adjusting for reserve for credit losses	￦	676,271	698,416

Earnings per share after reserve for credit losses (in won)	￦	5,394	5,571

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

26.	Operating Revenue

Operating revenues for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Interest income	￦	1,855,544	1,930,323
Fee and commission income		2,300,321	2,246,641
Dividend income		30,613	34,129
Gain on valuation and disposition of trading financial assets		11,236	15,630
Gains related to derivatives		—	5,433
Gains on foreign currency transaction		24,781	20,657
Gains on disposition of available-for-sale financial assets		157,326	128,744
Reversal of impairment losses from financial assets		13,295	12,843
Other operating income		99,047	177,952

	￦	4,492,163	4,572,352

27.	Earnings Per Share

Earnings per share for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won, except shares outstanding and earnings per share)
	2014		2013

Profit for the year available for common shares	￦	635,155	658,074
Weighted average number of common shares outstanding		125,369,403	125,369,403

Earnings per share in won	￦	5,066	5,249

The Company had no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2014 and 2013.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

28.	Share-Based Payment

Share-based payment as of December 31, 2014 is summarized as follows:

(a)	Stock options

	6th grant	7th grant

Method of settlement	Cash-settlement	Cash-settlement
Valuation technique	Fair value	Fair value
Grant date	March 20, 2007	March 19, 2008
Exercise price in won	￦ 54,560	￦ 49,053
Shares granted	102,900 shares	135,175 shares
Exercise period	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date
Changes in number of shares granted:
Outstanding at January 1, 2014	74,632	110,707
Changes during the year	(74,632)	(36,779)

Outstanding at December 31, 2014	—	73,928
Vesting condition:
Service period	Two years from grant date	Two years from grant date
Performance condition	Based on relative stock price (33.4%) Based on 3 year management index (66.6%)	Based on relative stock price (33.4%) Based on 3 year management index (66.6%)
Valuation model	Black-Scholes Model	Black-Scholes Model
Risk-free interest period	2.64%	2.05%
Expected exercise period	2 months	2 months
Expected stock price volatility	16.91%	16.90%
Expected dividend yield ratio	1.8%	1.58%
Fair value of stock option in won	￦5	￦39

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

28.	Share-Based Payment, Continued

(a)	Share-based payment arrangements with performance conditions

(i)	Performance share granted as of December 31, 2014 are as follows:

	Granted as of 2010	Granted as of 2011	Granted as of 2012	Granted as of 2013	Granted as of 2014

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type
Vesting period	2010 ~ 2012	2011 ~ 2013	2012 ~ 2014	2013 ~ 2015	2014 ~ 2016

Performance condition	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	9,024 shares	6,708 shares	23,898 shares	44,033 shares	34,858 shares

(ii)	Granted shares and the fair value of grant date as of December 31, 2014 are as follows:

(In won, except shares outstanding and earnings per share)
Grant date	Grant shares	Exercise shares	Fair value(*)		Estimated shares(**)
April 1, 2010	129,700	84,267	￦	45,150	9,024
January 11, 2011	6,900	—		52,900	6,708
February 28, 2012	28,200	—		46,650	17,698
August 24, 2012	9,300	—		36,150	6,200
January 1, 2013	89,800	—		40,050	26,301
February 22, 2013	10,100	—		42,350	6,174
May 27, 2013	10,100	—		40,250	839
August 27, 2013	24,000	—		39,700	10,719
January 1, 2014	23,600	—		47,300	21,712
February 10, 2014	9,400	—		42,800	7,696
March 31, 2014	4,700	—		47,000	3,268
July 24, 2014	1,600	—		46,550	639
August 22, 2014	4,700	—		51,800	1,543

	352,100	84,267			118,521

(*)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(**)	Grant shares at grant date were adjusted pursuant to increase rate of stock price and achievement of target ROE based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

28.	Share-Based Payment, Continued

(c)	Stock compensation costs calculated for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Stock options	￦	(156)	253
Share-based payment arrangements with performance conditions		2,232	1,663

	￦	2,076	1,916

(d)	Details of accrued expenses and the intrinsic value as of December 31, 2014 are as follows:

	Accrued expense related to compensation expenses associated with share based payments		Intrinsic values (*)

Stock options	￦	3	—
Share-based payment arrangements with performance conditions (**)		5,312	5,312

	￦	5,315	5,312

(*)	The intrinsic value of share-based payments is based on the quoted market price of ￦44,450 per share for stock options and the fair value of share-base arrangements with performance conditions is considered as intrinsic value.
(**)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2014, and have been recognized as liabilities directly deducted from the capital.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

29.	Net Interest Income

Details of net interest income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Interest income
Cash and due from banks	￦	4,979	4,015
Credit card assets		1,719,093	1,780,815
Loans		7,699	11,125
Installment loans		84,180	88,239
Financing leases		36,615	42,490
Other		2,978	3,639

		1,855,544	1,930,323

Interest expense
Call money		(6,313)	(3,145)
Borrowings		(102,165)	(139,234)
Debentures		(376,370)	(399,647)
Other		(7,275)	(8,331)

		(492,123)	(550,357)

Net interest income	￦	1,363,421	1,379,966

Interest income on impaired financial assets for the years ended December 31, 2014 and 2013 are ￦18,181 million and ￦19,359 million, respectively.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

30.	Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Fee and commission income
Credit card assets	￦	2,191,551	2,110,823
Loans		51,902	75,150
Installment loans		3,668	3,963
Financing leases		3,932	4,099
Other (*)		49,268	52,606

		2,300,321	2,246,641

Fee and commission expense
Credit card assets		(1,893,057)	(1,888,169)
Other (*)		(149,985)	(191,706)

		(2,043,042)	(2,079,875)

Net fee and commission income	￦	257,279	166,766

(*)	Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt cancelation and debt suspension) given to credit card member. For the years ended, 2014 and 2013, the amount of income related to debt cancelation and debt suspension are ￦49,226 million, ￦52,520 million, respectively, and the amount of expense are ￦13,661 million, ￦16,689 million, respectively.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

31.	Dividend Income

Details of dividend income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Available-for-sale financial assets in won	￦	26,894	30,502
Available-for-sale financial assets in foreign currency		3,719	3,627

	￦	30,613	34,129

32.	Impairment Loss and Reversal on Financial Assets

Details of impairment loss and reversal on financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Impairment loss
Loans and receivables	￦	(420,305)	(361,532)
Reversal
Available-for-sale financial assets		13,295	12,843

Net impairment loss on financial assets	￦	(407,010)	(348,689)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

33.	General Administrative Expenses

General administrative expenses for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Relate to employees
Salaries and wages	￦	166,269	163,956
Bonus		52,250	43,654
Management incentives		19,461	19,684
Share-based compensation expense (benefit)		2,076	1,916
Employee benefits		70,569	79,187
Travel		5,794	5,874
Defined benefit		17,529	18,964
Honorary retirement allowance		—	20,113
Defined contribution		1,634	1,577

		335,582	354,925

Depreciation and amortization
Depreciation		37,351	36,011
Amortization of intangible assets		22,590	20,968
Others		172	149

		60,113	57,128

Other general administrative expenses
Communication		52,795	54,777
Utility		20,058	19,122
Vehicles Maintenance		3,867	3,768
Supplies		15,358	27,448
Rent		24,993	24,910
Insurance		802	806
Repairs		165	251
Entertainment		1,660	1,371
Advertising		19,366	30,364
Sales promotion		116,594	97,029
Training		2,981	2,653
Publication		260	181
Freight		747	809
Provision (recoveries) for asset retirement obligation		(835)	38
Taxes and dues		53,712	35,369

		312,523	298,896

	￦	708,218	710,949

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

34.	Other Operating Incomes and Expenses

Other operating incomes and expenses for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Other operating incomes
Gains on recovery of bad debt	￦	29,894	24,834
Reversal of allowance for unused loan commitments		2,406	9,903
Gains on sale of loans		44,014	119,019
Others		22,733	24,196

		99,047	177,952

Other operating expenses
Losses on sale of loans		—	(2,231)
Losses on repayment of leases		(1,085)	(1,091)

		(1,085)	(3,322)

	￦	97,962	174,630

35.	Non-Operating Income and Expenses

Non-operating incomes and expenses for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Non-operating incomes
Gains on disposition of property and equipment	￦	42	16
Gains on disposition of intangible assets		535	—
Reversal of impairment loss on intangible asset		30	—
Others		4,690	2,799

		5,297	2,815

Non-operating expenses
Donations		(3,754)	(7,965)
Provision for litigation		(2,397)	(674)
Losses on disposition of property and equipment		(31)	(50)
Impairment loss of intangible asset		(619)	(412)
Others		(660)	(292)

		(7,461)	(9,393)

	￦	(2,164)	(6,578)

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

36.	Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Current income tax payable	￦	199,432	194,779
Adjustments to the income tax expense for prior period		3,781	—
Changes in deferred tax due to changes in temporary differences		(25,021)	47,872
Income tax expense associated with items not recognized as profit (loss) for the year		23,391	(35,603)
Others		(14,697)	(14,320)

Income taxes	￦	186,886	192,728

(b)	The relationship between income tax expense and income before income tax expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Income before income taxes (A)	￦	822,041	850,802
Income taxes at applicable tax rate		198,934	205,894
Adjustments:
Non-taxable income		(1,638)	(881)
Non-deductible expense		949	2,622
Tax deductions		(639)	(598)
Consolidated tax return effect		(10,720)	(14,309)

		(12,048)	(13,166)

Income taxes (B)	￦	186,886	192,728

Effective tax rate (B/A)		22.73%	22.65%

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

36.	Income Taxes, Continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Beginning deferred tax assets (liabilities)		Changes in profit or loss	Changes in other comprehensive income	Changes in capital adjustments	Ending deferred tax assets (liabilities)

Accounts receivable	￦	70	—	—	—	70
Available-for-sale financial assets		83,696	(2,152)	—	—	81,544
Net change in fair value of available-for-sale financial assets		(134,588)	—	18,755	—	(115,833)
Valuation on property and equipment and depreciation		(804)	(1,101)	—	—	(1,905)
Deferred loan origination costs		(6,164)	(998)	—	—	(7,162)
Derivative assets( liabilities)		259	—	3,032	—	3,291
Accrued expenses		10,950	(1,115)	—	—	9,835
Liability for defined benefit obligations		30,324	5,097	—	—	35,421
Deposit for defined benefit obligations		(29,104)	(3,635)	—	—	(32,739)
Other allowances		153,120	704	—	—	153,824
Share-based payment		11	1	—	(12)	—
Others		10,347	6,445	—	—	16,792

	￦	118,117	3,246	21,787	(12)	143,138

	2013
	Beginning deferred tax assets (liabilities)		Change in profit or loss	Change in other comprehensive income	Change in capital adjustments	Ending deferred tax assets (liabilities)

Accounts receivable	￦	70	—	—	—	70
Available-for-sale financial assets		86,718	(3,022)	—	—	83,696
Net change in fair value of available-for-sale financial assets		(100,396)	—	(34,192)	—	(134,588)
Valuation on property and equipment and depreciation		(677)	(127)	—	—	(804)
Deferred loan origination costs		(6,793)	629	—	—	(6,164)
Derivative assets( liabilities)		660	217	(618)	—	259
Accrued expenses		9,321	1,629	—	—	10,950
Liability for defined benefit obligations		26,661	3,663	—	—	30,324
Deposit for defined benefit obligations		(24,276)	(4,828)	—	—	(29,104)
Other allowances		159,978	(6,858)	—	—	153,120
Share-based payment		(431)	195	—	247	11
Others		15,154	(4,807)	—	—	10,347

	￦	165,989	(13,309)	(34,810)	247	118,117

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

36.	Income Taxes, Continued

(d)	Deferred income tax expense associated with items, which is not recognized as profit (loss) for the years ended December 31, 2014 and 2013 are as follows.

	2014
	December 31, 2014			January 1, 2014		Change in tax effect
	Amount		Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	￦	362,814	(115,832)	421,560	(134,588)	18,756
Effective portion of valuation gain or loss on cash flow hedges		(10,310)	3,291	(811)	259	3,032
Share-based payment		(154)	49	(175)	61	(12)
Remeasurements of defined benefit obligations		(20,898)	6,672	(15,840)	5,057	1,615

	￦	331,452	(105,820)	404,734	(129,211)	23,391

	2013
	December 31, 2013			January 1, 2013		Change in tax effect
	Amount		Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	￦	421,560	(134,588)	314,463	(100,396)	(34,192)
Effective portion of valuation gain or loss on cash flow hedges		(811)	259	(2,750)	877	(618)
Share-based payment		(175)	61	583	(186)	247
Remeasurements of defined benefit obligations		(15,840)	5,057	(19,095)	6,096	(1,039)

	￦	404,734	(129,211)	293,201	(93,609)	(35,602)

(e)	The Company sets off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2014 and 2013 are as follows:

	2014		2013

Deferred tax assets	￦	300,777	288,777
Deferred tax liabilities		(157,639)	(170,660)

	￦	143,138	118,117

(f)	Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

36.	Income Taxes, Continued

(g)	As of December 31, 2014 and 2013, current tax liabilities are ￦112,765 million and ￦92,667 million respectively. For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Group.

37.	Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2014 and 2013 are summarized as follows:

	2014		2013

Available deposits from banks
Current deposits	￦	4,450	19,159
Deposits on demand		368,473	264,491
Time deposits		900	900
Others		—	170,000

	￦	373,823	454,550

(b)	The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the transactions’ turnover are quick, the amounts are large, and the maturities are short.

(c)	Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2014 and 2013 are as follows:

	2014		2013

Cash and cash equivalents in the statements of financial position	￦	374,298	455,025
Adjustment:
Restricted due from banks		(475)	(475)

Cash and cash equivalents in the statements of cash flows	￦	373,823	454,550

(d)	The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2014 and 2013 are as summarized follows:

	2014		2013

Valuation of available-for-sale financial assets	￦	67,438	261,288
Valuation of derivatives		12,532	2,557

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

38.	Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Company has 27 pending lawsuits as a defendant as of December 31, 2014 for a total claim amount of ￦33,626 million. A legal provision of ￦5,484 million is included in the allowance for litigation in the accompanying separate financial statements. Additional losses may be incurred from these legal actions, but the amount of loss is not expected to have a material adverse effect on the Company’s separate financial position or results of operations.

(b)	ABS commitments

In trust-type asset securitizations, Special Purpose Companies (“SPCs”) can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Controlling Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Seller’s interest and others are provided as collateral for asset-backed securities. As of December 31, 2014, the Company has no additional obligation for the asset-backed securities.

The Controlling Company has entered into an agreement with the SPCs to provide asset management services for the transferred assets. Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the SPCs recorded as asset securitization income.

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

39.	Transfer of Financial Instruments

The Company has transferred some of its financial instruments to SPCs pursuant to the Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a)	The initial transfer price of the bond sold by Asset-Backed Securitization Act as of December 31, 2014 and 2013 are as summarized as follows:

	Initial transfer date	2014		2013

Shinhan Card 2013-1	2013.08.02	￦	—	599,970
Shinhan Card 2014-1	2014.07.24		539,451	—
Shinhan Card 2014-2	2014.10.29		892,307	—

		￦	1,431,758	599,970

(b)	December 31, 2014 and 2013, the financial assets that have not been qualified for derecognition, and the liabilities relevant to such assets are as follows:

	2014		2013

Loan and receivables	￦	3,282,095	3,362,669
Borrowings		1,959,269	1,683,007

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Related Party Transactions

(a)	As of December 31, 2014, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd	Parent company
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Saving Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Private Equity Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Kukdong Co., Ltd.	Other related parties
Aju capital Co., Ltd.	Other related parties
UAMCO., Ltd.	Other related parties

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Related Party Transactions, Continued

(b)	Significant transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

	2014			2013
Related party / Account	Revenue		Expense	Revenue	Expense

Shinhan Financial Group Co., Ltd.
Interest expense	￦	—	31,980	—	31,980
Fee and commission expense		—	13,736	—	21,518
Bad debt expenses		—	1	—	1
Shinhan Bank
Interest income		208	—	530	—
Interest expense		—	214	—	533
Fee and commission income		431	—	513	—
Fee and commission expense		—	174,636	—	168,947
Bad debt expenses			21	—	—
Reversal of allowance for doubtful accounts		—	—	161	—
Other general and administrative		—	520	—	746
Other operating income		41	—	40	—
Shinhan Credit Information Co., Ltd.
Fee and commission income		—	—	4	—
Fee and commission expense		—	11,859	—	14,922
Bad debt expenses		—	—	—	1
Reversal of allowance for doubtful accounts		1	—	—	—
Shinhan Life Insurance Co., Ltd.
Fee and commission income		9,404	—	8,278	—
Fee and commission expense		—	47	—	40
Reversal of allowance for doubtful accounts		1	—	—	—
Employee benefits		—	225	—	258
Other general and administrative		—	12	—	18
Shinhan Data System Co., Ltd.
Fee and commission expense		—	13,419	—	14,045
Bad debt expenses		—	—	—	1
Reversal of allowance for doubtful accounts		1	—	—	—
Depreciation Expenses		—	748	—	574
Other general and administrative		—	1	—	2
Shinhan Investment Corp.
Interest income		153	—	73	—
Interest expenses		—	25	—	10
Fee and commission income		152	—	87	—
Fee and commission expense		—	127	—	37
Bad debt expenses		—	8	—	—
Reversal of allowance for doubtful accounts		—	—	1	—
Other general and administrative		—	33	—	91

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Related Party Transactions, Continued

	2014			2013
Related party / Account	Revenue		Expense	Revenue	Expense

Jeju Bank
Interest income	￦	1	—	1	—
Fee and commission income		23	—	116	—
Fee and commission expense		—	6	—	8
BNP Paribas Cardif Life Insurance
Fee and commission income		322	—	168	—
Bad debt expenses		—	1	—	1
Shinhan Saving Bank
Fee and commission expense		—	1	—	—
Bad debt expenses		—	1	—	—
Reversal of allowance for doubtful accounts		—	—	1	—
Shinhan Aitas Co., Ltd.
Reversal of allowance for doubtful accounts		1	—	1	—
Shinhan Capital Co., Ltd.
Bad debt expenses		—	1	—	1
Shinhan Private Equity Investment Management
Bad debt expenses		—	—	—	1
Reversal of allowance for doubtful accounts		1	—	—	—
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission income		—	—	2	—
Fee and commission expense		—	3	—	—
Reversal of allowance for doubtful accounts		1	—	1	—
SHC Management Co., Ltd.
Other operating income		55	—	55	—
BNP Paribas Cardif General Insurance
Fee and commission income		8	—	4	—
Reversal of allowance for doubtful accounts		1	—	1	—
Kukdong Co., Ltd.
Bad debt expenses		—	1	—	1
Aju capital Co., Ltd.
Fee and commission expense		—	1,693	—	881
Bad debt expenses		—	1	—	—
Reversal of allowance for doubtful accounts		—	—	1	—
UAMCO., Ltd.
Bad debt expenses		—	—	—	1
Reversal of allowance for doubtful accounts		1	—	—	—

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2014 and 2013 are summarized as follows:

	2014			2013
Related party / Account	Assets		Liabilities	Assets	Liabilities

Shinhan Financial Group Co., Ltd.
Credit card assets	￦	324	—	368	—
Borrowings		—	700,000	—	700,000
Current tax liabilities		—	112,765	—	92,667
Accrued expenses		—	9,042	—	10,286
Allowance for doubtful accounts		—	2	—	2
Shinhan Bank
Cash and due from bank		97,333	—	21,081	—
Derivative assets		58	—	1,363	—
Credit card assets		2,570	—	1,988	—
Prepaid expenses		135	—	297	—
Guarantee deposits		16,456	—	30,512	—
Derivative liabilities		—	11,456	—	2,844
Allowance for asset retirement obligation		—	734	—	936
Accounts payable		—	27	—	3
Accrued expenses		—	1,766	—	1,572
Allowance for doubtful accounts		—	31	—	10
Shinhan Credit Information Co., Ltd.
Credit card assets		79	—	82	—
Accounts payable		—	1,246	—	1,152
Allowance for doubtful accounts		—	1	—	1
Shinhan Life Insurance Co., Ltd.
Credit card assets		2,431	—	2,570	—
Accounts payable		—	344	—	388
Allowance for doubtful accounts		—	13	—	13
Shinhan Data System Co., Ltd.
Credit card assets		125	—	203	—
Allowance for doubtful accounts		—	1	—	1

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Related Party Transactions, Continued

	2014			2013
Related party / Account	Assets		Liabilities	Assets	Liabilities
Shinhan Investment Corp.
Cash and due from bank	￦	325	—	267	—
Credit card assets		1,440	—	1,198	—
Prepaid expenses		8	—	11	—
Guarantee deposits		976	—	976	—
Allowance for asset retirement obligation		—	63	—	60
Allowance for doubtful accounts		—	15	—	7
Jeju Bank
Cash and due from bank		176	—	154	—
Accounts payable		—	21	—	14
Cardif Life Insurance Co., Ltd.
Credit card assets		119	—	103	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Saving Bank
Credit card assets		46	—	33	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Aitas Co., Ltd.
Credit card assets		48	—	59	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Capital Co., Ltd.
Credit card assets		93	—	83	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Private Equity Investment Management, Inc.
Credit card assets		31	—	49	—
Allowance for doubtful accounts		—	1	—	1
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets		119	—	174	—
Allowance for doubtful accounts		—	1	—	1
BNP Paribas Cardif General Insurance
Credit card assets		26	—	40	—
Allowance for doubtful accounts		—	1	—	1
Kukdong Co., Ltd.
Credit card assets		17	—	15	—
Allowance for doubtful accounts		—	1	—	1
Aju capital Co., Ltd.
Credit card assets		2,011	—	2,049	—
Allowance for doubtful accounts		—	10	—	10
UAMCO., Ltd.
Credit card assets		43	—	49	—
Allowance for doubtful accounts		—	1	—	1

SHINHAN CARD CO., LTD.

Notes to Separate Financial Statements

For the years ended December 31, 2014 and 2013

(In millions of won)

40.	Related Party Transactions, Continued

(d)	Borrowings from the related parties as of December 31, 2014 and 2013 are summarized as follows:

Lender	Date of Borrowing	Date of maturity	Interest rate (%)	2014		2013

Shinhan Financial Group Co., Ltd.	2010.10.29	2015.10.29	4.37%	￦	100,000	100,000
	2011.01.28	2016.01.28	4.91%		100,000	100,000
	2011.05.17	2016.05.17	4.47%		100,000	100,000
	2011.02.24	2016.02.24	4.82%		250,000	250,000
	2012.03.14	2017.03.14	4.12%		150,000	150,000

				￦	700,000	700,000

(e)	Key management personnel compensation for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013

Salaries and wages	￦	3,047	3,654
Post-employment benefits		60	80
Share-based payments		1,135	1,402

	￦	4,242	5,136

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Card Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2014. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A Company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2014 is not prepared in all material respects, in accordance with IACS issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2014. We did not review the Company’s IACS subsequent to December 31, 2014. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2015

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2014 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

Shinhan Card Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Card Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s Internal Accounting Control System (“IACS”) for the year ending December 31, 2014.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses.

I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

By /s/ Jong Sic Lim, Internal Accounting Control Officer

By /s/ Sung Ho Wi, Chief Executive Officer

January 26, 2015